





CODE OF
ETHICS






Message from CEO George Burns

I appreciate the time you have taken to read our Code of Business Conduct and Ethics (the "Code"). The Code has been developed as a tool to guide you in making decisions that are consistent with Eldorado's core values of honesty and integrity and summarizes the expectations we have for all persons working for or with Eldorado.

Ethics is more than a set of rules, it is having the courage to say and do the right thing. Acting ethically is having integrity and treating others with respect. Ethical behavior is avoiding actual or apparent conflicts of interest between personal and professional relationships. Acting ethically, as a Company, means that we are all responsible for doing the right thing and following our Code. By reading and following the Code, each one of us is contributing to Eldorado's highly valued reputation as an ethical employer and neighbour in the countries and communities where we operate around the world.

If you have any questions about the Code, I encourage you to seek advice from the individuals identified in this document. In addition, should you become aware of any situations or conditions you believe may violate the Code we encourage you to speak up by reporting them to your supervisor or manager or through the Company's Whistle Blower Hotline. You can be confident that you will not face retaliation, of any kind, for reports made in good faith.

George R Burns

George Burns
President & CEO



Our Code of Business Conduct and Ethics

Eldorado's Code of Business Conduct and Ethics ("Code") applies to you and anyone doing work for Eldorado, our subsidiaries and our affiliates ("Eldorado"). It describes our expectations for acting ethically in all situations and making choices that are in line with the highest standards of integrity and business conduct.

The expectations described in this Code, including your responsibility for reporting suspected violations, are subject to all applicable laws and regulations under which Eldorado operates. If this Code is in conflict with any applicable law, the law takes priority.

WHO DOES THIS CODE APPLY TO?

This Code applies to all Eldorado employees, directors and officers. It also applies to anyone who conducts business on behalf of Eldorado, such as our contractors and suppliers.

We provide a copy of the Code to everyone who works for or with Eldorado. Each year, you must read the Code and sign a personal statement (called a Compliance Certificate) saying that you understand the Code and will follow it.

In some circumstances, the Code may be explained to you by your manager or supervisor. This person will be responsible for confirming that you have heard and understood the information in the Code.

There are additional expectations for our Board of Directors and for our individual directors. These expectations can be found in the Board of Directors' Terms of Reference available on our website.

WHO OVERSEES THIS CODE?

The standards of business and personal conduct described in this Code were created by Eldorado's Board of Directors. The Board is responsible for ensuring that all Eldorado employees and others doing work for the company comply with the Code.

The Chair of the Board's Audit Committee and our Corporate Secretary monitor and ensure compliance with the Code. In this capacity, they report directly to the Board of Directors.

QUESTIONS?

You may have questions about this Code or a particular situation you have experienced. We encourage you to speak with your manager or supervisor about any issues, without fear of retribution.

You can also discuss your questions or concerns about this Code or a business practice with:

• the Chair of our Audit Committee, John Webster, at **auditchair@eldoradogold.com** or

• our Corporate Secretary, Karen Aram, at **karena@eldoradogold.com** or 1-604-601-6656.

If you are aware that someone is violating this Code, you must report this misconduct. Please see the section How to report a suspected Code violation for more information.

WHAT NEXT?

Please take the time to read this Code of Business Conduct and Ethics carefully. Once you've read the document, please sign the Compliance Certificate on page 15 to show that you agree to follow the standards described in the Code.

We Comply with All Laws and Regulations

Eldorado has operations around the world, with each operation subject to the laws and regulations of its jurisdiction. We also comply with international standards regarding human rights, safety, workplace practices and environmental management.

In addition to complying with this Code, you must also comply with all laws and governmental regulations that apply to your role with the company. If you break the law, you or Eldorado may face criminal or civil charges.

Q&A

Q: Some of the policies in this Code (like those on bribery or non-discriminatory workplace practices) are more stringent than the laws in the country where I work. Do I need to follow the Code or can I just follow the law in my country?

A: You must follow the Code. Eldorado operates to the most stringent practices either in law or in the Code. Similarly, if the law is more stringent than what we have outlined in this Code, you must follow the law.

We Act with Honesty and Integrity

We act fairly, honestly and with integrity in all of our relationships. Bribery and corruption – such as exchanging gifts or money to obtain a benefit for Eldorado or yourself like a contract or a favourable government action – is a clear violation of our Code and is an illegal act.

WHAT ARE SOME EXAMPLES OF BRIBERY?

Some examples of bribery and corruption include:

- Giving or accepting a bribe to obtain a contract, some other commercial or personal benefit or an action.

- Giving or accepting inappropriate gifts or favours from a third party such as a representative of government or a labour union, a customer or a supplier. An inappropriate gift is one that is given with the hopes of gaining an advantage that Eldorado is not clearly entitled to or could not have achieved in its standard business practices.

WHAT CAN WE DO TO PROTECT OURSELVES FROM ALLEGATIONS OF BRIBERY?

To uphold Eldorado's commitment to integrity and honesty, you should always:

- Limit marketing and client entertainment expenditures to those that are necessary, prudent and job-related and consistent with our Anti-Bribery and Anti-Corruption Policy.

- Use clear and precise communication in our contracts, marketing, disclosure documents and our other public statements.

- Ensure full and accurate disclosure when reporting on all financial information.

WHAT ABOUT GIFTS?

You are never allowed to give or receive a cash gift. However, receiving non-cash gifts, or giving them, to customers, suppliers and others is allowed in certain circumstances. Gifts must be:

- for a proper purpose, such as strengthening relationships,

- reasonable and appropriate under the circumstances,

- provided as a token of esteem, courtesy or in return for hospitality,

- properly documented and recorded in our financial records.

WHAT ABOUT CHARITABLE DONATIONS?

Eldorado works hard to be a positive corporate citizen in the locations where we operate. Our investments in community organizations and initiatives are one way that we bring tangible benefits to improve the infrastructure, education levels and health of communities near our sites.

While we regularly donate to charitable organizations, we do not make contributions to a charity or other organization that would provide a personal benefit to a government official or private individual.

ARE POLITICAL DONATIONS ALLOWED?

Eldorado may occasionally make political donations in the jurisdictions where we work. All political donations must be approved by the regional vice president, the CEO or the president.

As an individual, you are allowed to make personal donations or volunteer your time to political parties of your choice.

MORE INFORMATION

Please review our Anti-Bribery and Anti-Corruption Policy for more information on this topic.

If you have any questions about whether a gift or expense is allowed under the Code, please contact:

- your manager or
- Sam Van Aswegen, Global Internal Controls Manager, at **sam.vanaswegen@ eu.eldoradogold.com** or 31-(0)-20-450-9610
- Karen Aram, Corporate Secretary, at **karena@eldoradogold.com** or 1-604-601-6656.

Q&A

Q: Giving gifts is part of the local culture and is expected protocol during meetings. If I give or receive a gift when meeting with government officials or suppliers, does this count as bribery?

A: Gifts can be given if they are used to strengthen business and social relationships, or if they are part of the local customs of an area where we do business. A good question to ask yourself is "Would an impartial outsider think that the gift is appropriate?" Gifts to government officials must be very carefully evaluated to ensure that they are appropriate.

Q: Can I give a gift card as a gift to a government official that we regularly work with?

A: No. Gift cards or gift certificates are considered to be equivalent to cash. You are not allowed to give these gifts to government officials.

Q: I'm often invited to sporting events or out for expensive dinners by our business partners or suppliers. Am I allowed to accept these invitations?

A: You can accept invitations that would not be considered extravagant, if you receive approval from your manager and the invitations are for business related events and if they comply with Eldorado's Anti-Bribery and Anti-Corruption Policy. A good question to ask yourself is "Would an impartial outsider think that attending this dinner or event is appropriate?"

We Declare All Conflicts of Interest

A conflict of interest is a situation where there is a real or perceived overlap between your interests and the interests of Eldorado. Even if you think you can separate your personal interests from the situation and decision-making process, this is still a conflict of interest as there could be the perception that you are influenced by your personal interests.

We must avoid all situations where there is a real or perceived conflict of interest.

WHAT ARE SOME EXAMPLES OF CONFLICTS OF INTEREST?

Here are some examples of situations where there could be a real or perceived conflict of interest:

- You are employed or are a consultant to an outside business that supplies or purchases products or services for Eldorado.

- You acquire a direct or indirect financial interest (such as significant stock ownership) in a company with which Eldorado does business.

- You hire a third-party supplier to work for Eldorado and the supplier's employees include your immediate family members (which could include a spouse, children, parents, siblings or other people sharing your home, whether or not they are your legal relatives).

- You use Eldorado's corporate property or information, or your own position, for personal gain.

WHAT SHOULD I DO IF I THINK THERE IS A CONFLICT OF INTEREST?

You must always share any concerns you have about a real or perceived conflict of interest. If you think there might be a conflict of interest, please notify our Corporate Secretary, Karen Aram, at **karena@eldoradogold.com** or 1-604-601-6656. She will help you determine if there is a conflict of interest and will advise you of the best course of action.

Q&A

Q: *I've been asked to work on a small project as a consultant with another mining company operating in a country where Eldorado doesn't have any operations. Is this a conflict of interest?*

A: Yes, this is a conflict of interest. As an Eldorado employee, you are not allowed to consult for other companies.

Q: *Is it a conflict of interest if I am in a relationship with someone who reports to me?*

A: Yes, this is a conflict of interest. You should disclose the relationship to your immediate supervisor. Although your relationship is a private matter, to avoid allegations of favoritism, your supervisor may recommend adjusting the reporting or supervisory relationship.

We Protect Confidential Information

As part of your work with Eldorado, you may be entrusted with confidential information about Eldorado and its business partners. Confidential information is our property, or the property of our business partners, and in many cases was developed at great expense.

Confidential information includes information that is not legally available to the public, such as:

- technical or scientific information or reports,
- business or marketing plans or projections,
- earnings and other internal financial data,
- personnel information and
- other non-public information.

WHAT ARE THE GUIDELINES AROUND CONFIDENTIAL INFORMATION?

If you have access to confidential information, we expect that you will use confidential information only for legitimate business purposes and not for personal gain.

You are not allowed to:

- discuss confidential information with, or in the presence of, any unauthorized persons, including family members and friends,
- share confidential information with third parties unless this is required as part of your job,
- in the case of confidential information relating to our business partners, you must not share confidential information with third parties unless we have permission to do so or
- use, reproduce or distribute any third-party's trade secrets, copyrighted information or confidential information.

Even after you stop working for Eldorado, you are not allowed to share confidential information with others.

WHAT IS INSIDER TRADING?

As an Eldorado employee, you might have access to information that is not publicly available and that, if known, could affect the value of Eldorado's shares. You are not allowed to buy or sell our shares if you have access to this type of material information. Eldorado may also impose specific "black-out" periods during which you are not allowed to buy or sell our shares.

You are also not allowed to share material "insider" information with others unless required by law.

For more information, please refer to our Insider Trading Policy, which describes insider information and the restrictions on trading.

HOW SHOULD I RESPOND TO MEDIA OR ANALYST REQUESTS FOR INFORMATION?

You might be contacted by someone from the media or the investment community who is interested in learning more about Eldorado. Please forward all media or analyst requests to Krista Muhr, Vice President of Investor Relations, at **kristam@eldoradogold.com**.

We Protect Our Corporate Assets

WE PROTECT OUR CORPORATE ASSETS

Our corporate assets and property include everything from our office space to equipment, software programs and licences and intellectual property, such as trademarks, designs and copyrights.

Any:

(a) inventions, discoveries or improvements in systems, methods and processes made by an Eldorado employee through and in the course of her or his employment with Eldorado; or

(b) mineral discoveries, opportunities to acquire mineral assets or interests therein and other business opportunities that are similar to the business activities conducted by Eldorado, which come to the attention of an Eldorado employee during the term of her or his employment with Eldorado,

must be disclosed by the employee to Eldorado promptly and shall belong to and be the absolute property and corporate asset of Eldorado and shall be subject to the confidentiality obligations of the employee under this Code, both before and after such disclosure.

You are expected to use the assets properly and for legitimate business purposes and within Eldorado's policies. Stealing Eldorado's assets or using them carelessly or wastefully violates this Code of Conduct.

Q&A

Q: I have a company credit card. If I use it for personal expenses, am I violating the Code?

A: Yes. Company credit cards are to be used for company expenses only. Please check with your business unit's policy for more information about acceptable use of a company credit card.

We Provide Accurate, Timely and Understandable Disclosure

Our company books and records must be an accurate and complete account of our transactions. In our annual report and in the other reports we file with regulatory authorities, we provide our shareholders and investors with full, fair, accurate, timely and understandable disclosure of company events and our financial situation.

As part of our responsibility, you are expected to:

ALWAYS	NEVER
• comply with international financial reporting standards; • notify our Chief Executive Officer, President or Chief Financial Officer if you are aware of a material unreported transaction; • maintain a system of internal accounting controls that provides reasonable assurances to management and the Board of Directors that all transactions are properly recorded; • maintain books and records that accurately and fairly reflect our transactions; • maintain a system of internal controls that will provide reasonable assurances to our management and the Board of Directors that material information about us is made known to management, particularly during the periods in which our quarterly or annual reports are being prepared; and • present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language.	• make false or misleading entries in our books or records; • approve of any undisclosed or unrecorded bank accounts or assets; • share any non-public information (that is, information that has not been generally disclosed in accordance with our disclosure policies); or • establish any undisclosed or unrecorded funds or assets.

HOW SHOULD I RESPOND TO AN AUDIT REQUEST?

You may be contacted by someone from either within Eldorado or outside of Eldorado who is conducting an audit.

You are required to assist with any internal audit requests. If the audit request is from an organization or person outside of Eldorado, please refer this request to your regional vice president or the CFO, Fabiana Chubbs, at **fabianac@eldoradogold.com**.

We Have a Safe, Healthy and Respectful Work Environment

Eldorado has more than 7,000 employees and contractors in six countries. We all play a part in ensuring our workplaces are open, respectful and professional environments.

Everyone at Eldorado is expected to:

- maintain a safe and healthy work environment;

- promote a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors that are unrelated to our business interests; and

- conduct activities in full compliance with international standards of environmental practices.

If you notice a situation that goes against these values, you should report this misconduct to your manager or through the reporting channels described in the section How to report a suspected Code violation.

WHAT ABOUT EMAIL, THE INTERNET AND SOCIAL MEDIA?

The expectation that you will contribute to a safe, professional and respectful work environment also applies to your use of email, the Internet and social media.

This means that:

- your communication through email or social media should be respectful and professional and

- you must not view, download or create online material that is inappropriate for a business environment.

OUR MANAGERS LEAD BY EXAMPLE

Eldorado's managers are expected to lead by example and to act with the highest standards of integrity and ethics.

This creates a workplace where employees:

- feel respected and are treated with professionalism,

- are comfortable asking questions about ethical conduct,

- are hired, promoted, disciplined or terminated based on their performance and not because of their race, sex, age or other factors unrelated to our business, and

- do not fear retaliation if they report misconduct.

MORE INFORMATION

Please see our Health & Safety Policy and our Human Rights Policy for more information about how we create and maintain safe and healthy workplaces.

Q&A

Q: One of my colleagues often comments on my body and makes sexual comments that are inappropriate. I have to work with him as part of my team, and I don't want to upset our group dynamics. However, I also don't like feeling uncomfortable at work. What should I do?

A: The behavior of your colleague is unacceptable: You have the right to a workplace that is free from discrimination or harassment. You should talk to your immediate supervisor about the issue.

We Report Violations of This Code

You are responsible for reporting any suspected violations of this Code. By reporting misconduct, you are contributing to Eldorado's culture of ethics and integrity.

ASKING A QUESTION ABOUT THE CODE

Any questions you ask about the Code can be made anonymously.

If you have a question about this Code or a particular situation, we encourage you to speak with your manager or supervisor about the issue, without fear of retribution. You can also discuss your question or concern about this Code or a business practice with our Corporate Secretary, at:

- **karena@eldoradogold.com** or
- 1-604-601-6656.

HOW TO REPORT A SUSPECTED CODE VIOLATION

If you suspect a violation of the Code, you are encouraged to begin by speaking to someone at Eldorado about your concerns. You must take one of the following actions:

- speak with your manager or supervisor,
- contact our Corporate Secretary, Karen Aram, at **karena@eldoradogold.com** or 1-604-601-6656,
- contact the Chair of our Audit Committee, John Webster, at **auditchair@eldoradogold.com** or
- file a report with our whistleblower reporting agency, EthicsPoint, at **www.eldorado.ethicspoint.com**.

You can anonymously report violations of the Code.

WHAT HAPPENS AFTER YOU FILE A REPORT

Any questions or violation reports will be addressed immediately and taken seriously. All reports will be treated confidentially to the extent permitted by law, and we will not allow any retaliation against you if you have acted in good faith in reporting a violation.

The Chair of our Audit Committee or our Corporate Secretary will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures when required.

CONSEQUENCES OF A VIOLATION

Anyone who breaks any laws or violates governmental regulations or this Code, will face appropriate, case-specific disciplinary action that may include immediate dismissal.

Q&A

Q: I think my finance manager is not properly reporting transactions to falsely improve Eldorado's earnings. Who should I talk to about my concerns?

A: You should contact your finance manager's immediate supervisor, the Corporate Secretary, the Chair of the Audit Committee or EthicsPoint, our Whistle Blower Reporting Agency.

Waivers

Under exceptional circumstances, one or more of the expectations included in this Code may be waived using the following process:

- For directors or executive officers, including our senior financial officers, by resolution of the Board of Directors. This must be publicly disclosed to Eldorado's shareholders within four business days. Any material departure from the Code by a director or executive officer will be communicated in a press release and Eldorado will submit a material change report as required under National Instrument 51-102.
- For employees who are not directors or executive officers, by the Chair of our Audit Committee after consulting with our Chief Executive Officer.

No waivers will be allowed of an individual's rights or remedies under any laws relating to the reporting of any suspected violation.

This Code of Business Conduct and Ethics is a policy statement. It does not create a contractual right, commitment or obligation on behalf of Eldorado or enforceable against Eldorado or any third party.

Approved by the Board of Directors

April 27, 2017

Robert Gilmore

Robert Gilmore



Reporting Contacts

CORPORATE SECRETARY:

Karen Aram
1188 – 550 Burrard Street
Vancouver, B.C. V6C 2B5
Phone: 1-604-601-6656
E-mail: **karena@eldoradogold.com**
or **www.eldorado.ethicspoint.com**

WHISTLE BLOWER REPORTING AGENCY:

ethicspoint.com

www.eldorado.ethicspoint.com

CHAIR OF OUR AUDIT COMMITTEE:

John Webster
1188 – 550 Burrard Street
Vancouver, B.C. V6C 2B5
Phone: 1-604-687-4018
E-mail: **auditchair@eldoradogold.com**
or **www.eldorado.ethicspoint.com**

Compliance Certificate

ELDORADO GOLD CORPORATION
AND ITS SUBSIDIARIES AND AFFILIATES

CODE OF BUSINESS CONDUCT AND ETHICS

I have read and understood the Code of Business Conduct and Ethics (the "Code"). I will follow the ethical standards described in the Code. I understand that if I violate the Code, disciplinary action may be taken against me, which may include being terminated by Eldorado Gold Corporation or any of its affiliates.

I certify to Eldorado Gold Corporation that I am not in violation of the Code, unless I have noted this violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date: ______________________________

Signature: ______________________________

Name: ______________________________

Title/Position: ______________________________

Please check one of the following:

☐ A Statement of Exceptions is attached.

☐ No Statement of Exceptions is attached.




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